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                                                                 EXHIBIT 99.8


                          [Letterhead of UroMed Corporation]



FOR IMMEDIATE RELEASE


       Corporate Investor Contact:          Materials Contact:
       Kristen Galfetti                     Domenic Micale
       Manager of Investor Relations        Director of Finance
       Tel: (781) 433-0033 Ext. 329         Tel: (781) 433-0033 Ext. 247

               UROMED CORPORATION COMMENCES CASH TENDER OFFER FOR UP
             TO $40.0 MILLION OF ITS 6% CONVERTIBLE SUBORDINATED NOTES
                                DUE OCTOBER 15, 2003


     NEEDHAM, MA - September 23, 1998 -- UroMed Corporation (NASDAQ:URMD) announced today that it has commenced an offer (the "Offer") to purchase up to $40.0 million aggregate principal amount of its 6% Convertible Subordinated Notes due October 15, 2003 (the "Notes"). As of September 22, 1998, there were $60.7 million aggregate principal amount of the Notes outstanding.

     The Offer will expire at 5:00 p.m. New York City time on October 21, 1998, unless extended (the "Expiration Date"). The purchase price per $1,000 principal amount of Notes in the Offer will be $450, plus accrued and unpaid interest from October 15, 1998 up to, but not including, the date of payment.

     Requests for documents relating to the Offer may be directed to Kissel-Blake Inc., the information agent for the Offer, at 1-800-554-7733. Questions regarding the Offer may be directed to PaineWebber Incorporated (contact Paul A. O'Hern), the exclusive dealer manager for the Offer, at (____) ___-_______.

     UroMed Corporation, founded in October 1990, is dedicated to establishing itself as a leader in the development of male and female healthcare products. UroMed Corporation has developed or acquired technology in three core areas: prostate cancer, urinary incontinence, and breast cancer. UroMed Corporation's direct hospital-based business lines include its CaverMap-TM- Surgical Aid, intended to aid physicians in preserving vital nerves during prostate cancer surgery, Iodine125 prostate cancer brachytherapy seeds, which are not yet FDA-cleared, and its brachytherapy introducer needles, and its BEACON Technology System-TM- and Access Instrument/AlloSling product lines, minimally invasive incontinence surgical lines. UroMed Corporation's office-based continuum of continence care product lines include the Reliance-Registered Trademark- Insert, the INTROL-Registered Trademark- BladderNeck Support Prosthesis, and the Impress-TM- Softpatch. In breast cancer screening, UroMed Corporation is developing its investigational BreastExam-TM-, BreastCheck-TM- and BreastView-TM- electronic palpation technology in order to aid physicians and patients in the important mission of finding suspicious breast lumps earlier. UroMed Corporation also continues to dedicate resources to the development and/or acquisition of product lines that fit into its strategic platform.

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 INTROL-Registered Trademark- Bladder Neck Support Prosthesis and
Reliance-Registered Trademark- Urinary Control Insert are registered trademarks of UroMed Corporation. Impress-TM- Softpatch, PelvicFlex-TM- Personal Trainer Video, BEACON Technology System-TM-, BreastCheck-TM- BreastExam-TM-BreastView-TM- and CaverMap-TM- Surgical Aid are trademarks of UroMed Corporation.